October 15, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 966-9409.

Tony D. Whitaker
Chief Executive Officer
Kentucky First Federal Bancorp
479 Main Street
Hazard, KY 41702

Re:	Kentucky First Federal Bancorp
	Form S-1 filed September 16, 2004
	File No. 333-119041

	Frankfort First
	Proxy Statement filed September 16, 2004
	Form 10-K for Fiscal Year ended June 30, 2004
	File No. 0-26360

Dear Mr. Whitaker:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 for Kentucky First Bancorp.

General comments on your filing
1. Please advise the staff, with a view towards revised disclosure, how Kentucky First will meet its minimum offering amounts in the event that only a small percentage of the Frankfort First shareholders elect to take Kentucky First`s shares as merger consideration.
2. Please advise the staff whether the offering will terminate in the event that the shareholders of Frankfort First do not approve the merger. Also, please provide the staff with the expected timetable for events, including the commencement of soliciting proxies for the merger and the commencement of the offering.
Cover Page
3. Revise the cover page so that it more directly discusses the reorganization transaction. Currently we are not able to find the rank order for participation by eligible account holders, the ESOP plan or any supplemental account holders. Also, please separate your discussions so that the impact of the merger is discussed separately from the reorganization transactions and the rights that the eligible account holders have in the transaction.
4. The cover page presents a significant amount of information in a dense typeset. Please revise the disclosure on this page to only include information required by Item 501 or necessary to an investment decision. For example, consider providing an accurate but concise discussion of the minimum offering amount and the variable nature of the form of the merger consideration and refrain from including technical details about how the merger will be accomplished or the fate of the banking subsidiaries.
5. It is not clear what "certain conditions" the best efforts offering is subject to. Please revise to clarify or delete the reference.
6. Please create a new paragraph, starting with the last sentence of the first paragraph. In this new paragraph, disclose that you are using $___ millions in cash proceeds from your conversion to acquire
Frankfort First.

Summary - page 1
7. Please consider moving the discussions of the conversion and the general discussion of the merger transactions ahead of the descriptions of each of the entities involved.
8. Provide a diagram illustrating the merger transactions and the respective percentage of the resulting entity that will be held by both the Former shareholders of Frankfort First and the depositors of
First Federal of Hazard.

How We Determined the Offering Range - page 4
9. Please provide the staff with the calculations and assumptions used by the appraiser in order to prepare the tabular presentation on page 5.
10. Please change the order of the two tabular presentations, as the converted presentation more closely resembles the resulting company.
11. We note that the tabular presentation on page 5 that presents the valuation multiples for Kentucky First, assuming the actual 45%/55%
public/MHC stock holdings and the valuation multiples for "National
Mutual Holding Companies" and does not include the similar valuation of the peer group used by Keller & Co. to value Kentucky First. Revise the tabular presentation to also present the relevant valuation multiples of the peer group.
12. Noting that on both a fully converted basis and on a pro-forma converted basis, the company will be selling at a discount to the trading values of its peer group by more than 25%, please include, under an appropriate heading, managements analysis for why it chose to accept the lower valuation of Kentucky Federal over the pricing multiples implied by the trading values of its peers. The analysis should point to the factors that Keller & Co. cite for valuing the company at a discount and should highlight why management decided to continue with the reorganization despite the substantial discount to the peer group.
Benefits of the Reorganization to Management - page 7
13. Please provide a table summarizing the estimated value of the benefits payable under the employment agreements and change-in-control agreements, assuming a triggering event as of a recent date.
14. We note that you have placed a static value on the costs associated with the restricted stock awards. In order for the investors to understand the effective cost of this plan, please provide a range of potential values of the plan, assuming different stock prices. Consider using the range of values ranging from $8-14, as has been used in several recent conversions.
Risk Factors - page 16
15. Add a risk factor that you are dependent upon regulatory approval from the OTS in order for First Federal of Hazard to make the potentially large capital contribution to Kentucky First in order to complete the merger. Please clarify the amount of the expected contribution that exceeds the proceeds of the offering, assuming that you raise the minimum offering amount and that 0% and 45% of the total outstanding shared of Kentucky First will be represented by former Frankfort First shareholders.


Rising interest rates may hurt our profits and asset values - page
17
16. Revise this risk factor to include information as to the specific nature of your exposure to an upward movement in interest rates. We note that both banks NPV results indicated that they could suffer significant losses in value from an upward movement in interest rates. Similarly, a reference to your individual or combined gap position might better highlight the exposure that the two entities face from an adverse movement in interest rates.
Due to our high capital levels... - page 17
17. Revise the heading for this risk factor to clarify that the effect of lower ROE levels than your peer groups might be that your share price might suffer.

The distressed economy in First Federal of Hazard`s market... -
page
18
18. Revise this risk factor to provide a more in depth description of
the economic environment in which your Hazard based banking
subsidiary operates.
Additional public company and annual employee compensation... -
page
18
19. This risk factor appears to discuss the separate risks that your company and its investors will face after the reorganization. In particular, the investors appear to face an increase in employee compensation expense, including the ESOP, and the to-be-voted-upon stock option plan and increased costs of operating as a public company. Therefore, please provide a separate risk factor that discusses the added costs that your company and its shareholders might face because of the new and increased employee benefits and compensation plans.
20. The Risk Factors section should discuss only those risks that apply uniquely to your company, and should avoid discussion of risks that apply to all public companies. The discussion of the added costs that Kentucky first would face as a public company appears to be generic, as all public companies face those risks and costs. Absent some additional reason that makes the move to being a public company particularly risky for Kentucky First.

Selected Financial and Other Data of First Federal of Hazard -
page
22
21. Please revise your calculation of the efficiency ratio in accordance with the definition utilized by the Office of Thrift Supervision. Alternatively, advise us how your current calculation is in accordance with Item 10 of Regulation S-K and revise to provide the additional disclosures required by Item 10 when presenting a non-
GAAP financial measure.

Selected Financial and Other Data of Frankfort First - page 24
22. Please revise your calculation of the efficiency ratio in accordance with the definition utilized by the Office of Thrift Supervision. Alternatively, advise us how your current calculation is in accordance with Item 10 of Regulation S-K and provide the additional disclosures required by Item 10 when presenting a non-GAAP financial measure.
23. Please revise to include the dividend payout ratio.  Refer to
Item VI of Industry guide 3.
Use of Proceeds - page 27
24. Revise this section to clarify that you will be using not only all of the net proceeds from the offering, but also deploying some of
First Federal of Hazards current capital in order to pay the cash portion of the merger consideration. Please also revise the disclosure in the Summary and Risk Factors section to disclose this fact.  We note the discussion on page 65 of Frankfort First`s proxy
statement.   Make similar changes throughout the document to
clarify
your discussion of the required distribution to First Federal of Hazard and the following capital redistribution by First Federal to
Kentucky First.
25. Please supplementally reconcile the intended capital distribution to Kentucky First of $13.8 million to $20.4 million to the amounts presented in your risk factor titled, "We have broad discretion in allocating Kentucky First`s assets..." Alternatively, please revise.
26. Please disclose how you determined the amount of cash needed to complete the merger. Please supplementally reconcile these amounts to the amounts disclosed as the cash portion of the cost of the merger presented in the notes to the pro forma data beginning on page
34.
27. Please revise to include the effects of assuming 45% of the shares are issued in the merger to former Frankfort First shareholders at the minimum of the offering range. Please make conforming changes throughout the prospectus where you present pro forma information for the minimum of the offering range.

Capitalization - page 30
28. Please revise to clarify that the table presents Kentucky
First
Capitalization with the reorganization proceeds before the merger and after the merger. In this regard:

* Revise the introductory paragraph to accurately describe the depiction;
* Revise the heading of the second column to reflect the amounts as adjustments;
* Remove the deposit and borrowed funds amounts from the second column as these amounts are not being adjusted; and
* Revise the heading of the third column to clarify this column reflects the impact of the reorganization only and not the merger.

Regulatory Capital Compliance - page 32
29. Please revise the reconciliation from US GAAP capital to regulatory capital to reconcile to the amounts presented in the table.

Pro Forma Data - page 34
30. Please revise the introduction to state whether the reorganization is conditioned on the acquisition, or whether the reorganization could be completed without the acquisition.
31. Please revise the introduction to clarify all assumptions about
the cash vs. stock election and any limits on cash.
32. Please revise to present separate columns for the proforma effect
of the reorganization and the merger.
33. Please expand your footnotes to the proforma data so that they provide sufficient detail of the adjustments. Each note should be a complete description so that a reader can recompute the adjustment amount.
34. Please revise to provide a schedule showing the calculation of the purchase price of Frankfort First.
35. Please revise to disclose the proforma effect of Frankfort
First
shareholders electing to receive cash only.
36. Please provide a schedule showing the allocation of the
purchase
price to the assets acquired and liabilities assumed.
37. Please tell us how you determined it was not necessary to allocate a portion of the purchase price to a core deposit intangible asset.  Refer to paragraphs 39 and A21 of SFAS 141.
38. Please tell us how you complied with EITF 98-1 in determining the
fair value of FHLB advances.  Explain any assumptions about call
or
repricing.
39. Please exclude the proforma effect of shares purchased by the stock based incentive plan and the related compensation expense. As this plan will be implemented no earlier than 6 months after the reorganization and requires stockholder approval it is not directly attributable to the reorganization or the merger and does not appear
factually supportable. Make conforming changes elsewhere in the registration statement as appropriate. Alternatively, please tell us how you determined that this effect is factually supportable even if
regulatory approval is required.
40. Note 6 to the Pro Forma Statement of Earnings for both the minimum and maximum presentations refer to the merger exchange ratio,
"as shown in footnote (1) above."   We are unable to locate the
merger exchange ratio in footnote (1). Please revise to state the ratios.

Additional Pro Forma Data - page 42
41. Please revise to present a separate column for the proforma effect of the reorganization prior to the merger.
Business of First Federal of Hazard - page 46
Market Area/Competition - page 46
42. We note your risk factor on page 18 that you are exposed to risks due to the depressed nature of your local economy. Please expand this section to include additional detail about the employment in the area, the level of unemployment and changes in the level.
43. Expand your discussion of the competition that First Federal of
Hazard faces. What is First Federal of Hazard`s position with regard to deposits and loans in the local area? How large are your main banking competitors? The investor must be able to understand your competitive position within your market in order to fully evaluate an investment in your shares.
Lending Activities - page 46
44. In order for the investor to fully appreciate the extent to which you rely upon each of your main loan types, discuss the percentage of your total loans that each loan class represents.

Loan Commitments - page 48
45. Please disclose how commitments to originate mortgage loans are considered in determining the provision for loan losses and where the allowance for these commitments is recorded in the financial statements.

Business of Frankfort First

Originations and Sales of Loans - page 52
46. Please revise the statement of cash flows to report purchases and originations of loans for resale and proceeds from sales gross in cash flows from operations. Refer to paragraph 21 of SFAS 104.
47. Please revise your financial statements to provide the disclosures required by paragraph 17 of SFAS 140 as it relates to your retention of mortgage servicing rights.
48. Mortgage servicing rights meet the definition of intangible assets as defined in SFAS 141. Please revise your financial statements to provide the disclosures required by paragraphs 44 and
45 of SFAS 142 for your intangible assets.
49. Please tell us how you comply with the requirements of Staff Accounting Bulletin No. 105, which summarizes the view of the staff regarding loan commitments accounted for as derivative instruments.

Management`s Discussion and Analysis of...First Federal of Hazard
-
page 63
50. Revise this section to discuss the impact upon your business of the offering and particularly of the merger with Frankfort First. We note discussion of the transfer of lendable funds and the sale of loans between the banks. The investor should be able to understand how your business will operate after the merger. Make similar changes to your discussion in the Summary section.

Critical Accounting Policies - page 64
51. Please revise to expand the discussion of your allowance for loan losses to provide an analysis of your sensitivity to change based on other outcomes that are reasonably likely to occur. Provide quantitative information to the extent it is available and will provide material information to investors. Refer to Item V of Release
33-8350.


General, Administrative and Other Expenses - page 78
52. Please tell us how the pledge of a contribution to the Hazard Community College was recorded in the financial statements. We would expect the remaining cash obligation reflected in the commitments and contractual obligations table on page 81. Please revise, or tell us why you believe it should not be included.

Commitments and Contractual Obligations - page 81
53. Please disclose how commitments to originate mortgage loans are considered in determining the provision for loan losses and where the allowance for these commitments is recorded in the financial statements.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Frankfort First - page 82
54. Revise to include a discussion of the impact of recent accounting pronouncements. Refer to SAB Topic 11M.

Average Balance, Interest and Average Yields and Rates - page 84
55. You disclose that average balances are derived from monthly balances. We would expect daily averages to be used unless their collection would involve unwarranted or undue burden or expense. Refer to general instruction 4 to Industry Guide 3. Please tell us how you plan to fully comply with the above guidance (by solely using daily average balances) in future filings.

Critical Accounting Policies - page 87
56. Please revise to expand the discussion of your allowance for loan losses to disclose specifically why your estimates bear the risk of change and provide an analysis of your sensitivity to change based on other outcomes that are reasonably likely to occur. Provide quantitative information to the extent it is available and will provide material information to investors. Refer to Item V of Release
33-8350.

Management of Frankfort First

Equity Compensation Plan Information - page 105
57. Please reconcile the sentence above the table, which reads, "Frankfort First does not maintain any equity compensation plans that have not been approved by security holders" to the presentation of 8,000 shares related to the Junior Officer Recognition Plan in the category of "Equity compensation plans not approved by security holders." Alternatively revise.
Description of the Sales Activities; Stock Information Center -
page
115
58. Confirm that the only "questions" that employees of Capital Resources, Inc. will provide to queries regarding an investment in Kentucky First`s stock will be information contained in a valid prospectus or ministerial in nature.


How We Determined the Offering Range and the $10.00 Purchase Price
-
page 116
59. In its appraisal report Keller & Co. states that it excluded all mutual holding companies from its peer group. Please provide us with an analysis as to how Keller determined that excluding mutual holding companies from the peer group was appropriate, given that Kentucky First would itself be a mutual holding company. Also, provide the staff with the implied valuations based upon the 8 mutuals that met the remainder of the peer group criteria but were excluded because they were mutual holding companies. We may have further comment.

Index to Financial Statements - page 149
60. Please revise to include an audited balance sheet of Kentucky
First as of a date less than 135 days before the initial filing date of the registration statement.

Financial Statements of First Federal of Hazard

Note A. 9. Fair Value of Financial Instruments, Commitments to extend credit - page F-12
61. Please tell us how you determined that the difference between the fair value of loan commitments and the notional amount of loan commitments was not material. We would expect the fair value to be estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, as well as the difference between current levels of interest rates and committed rates. We would not expect the fair value of a commitment to be comparable to the notional amount of a loan.
62. Please revise the table on page F-13 to disclose the carrying value and the fair value of commitments to extend credit.

Note B - Investment and Mortgage-backed Securities - page F-17
63. You disclose that impairments in investments and mortgage-backed securities are considered to be temporary. Please revise to include additional information to allow financial statement users to understand the quantitative disclosures and the information you considered (both positive and negative) in reaching the conclusion that the impairments are not other than temporary. Refer to paragraphs 12 - 15 and 21b. of EITF 03-1.

Note C - Loans Receivable  - page F-18
64. Please revise to include an analysis of activity with respect to loans to related parties for the year ended June 30, 2004. Refer to
S-X 9-03 7.(e)(1)(i).

Note D - Allowance for loan losses - page F-19
65. Please define nonperforming loans. Note A, summary of accounting policies, defines non-accrual and impaired loans, but does not address nonperforming loans.

Financial Statements of Frankfort First Bancorp

Note A. 10. Fair Value of Financial Instruments, Commitments to extend credit - page F-39
66. Please tell us how you determined that the difference between the fair value of loan commitments and the notional amount of loan commitments was not material. We would expect the fair value to be estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, as well as the difference between current levels of interest rates and committed rates. We would not expect the fair value of a commitment to be comparable to the notional amount of a loan.

Note A. 11. Stock Option Plan - page F-39
67. Revise your proforma presentation to disclose the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Refer to paragraph 45 of SFAS 123.

Note B - Mortgage-backed securities
68. Please revise to disclose management`s conclusion regarding whether mortgage-backed securities are other than temporarily impaired. If management has concluded that the impairments are not other than temporary, provide the disclosures required by paragraph
21b of EITF 03-1.

Note K - Regulatory Capital
69. Please provide regulatory capital disclosures for First
Federal
Bancorp. Refer to paragraph 17 of Chapter 17 of the AICPA Audit and
Accounting Guide for Depository and Lending Institutions.





Exhibits

Exhibit 2.1 - Agreement of Merger
70. We are not able to find the list that briefly identifies the contents of the disclosure schedule, nor are we able to find the agreement to furnish a copy of any omitted schedule to the Commission upon request. Refer to Item 601(b)(2) of Regulation S-K. Please file the list and agreement with your next amendment. We may have further comment once we have a chance to review the list.

Exhibit 5.0 - Opinion of Muldoon Murphy Faucette & Aguggia:
Legality
71. Remove the limitation of "due adoption by the Board of Directors." The use of the term "due" is vague and could leave open a legal interpretation as to what constitutes "due" adoption.
Please
limit your assumptions and limitations to matters discussed in the registration statements or to factual matters.

Exhibit 8.2 - Opinion of Muldoon Murphy Faucette & Aguggia: Tax Matters Regarding the Merger
72. Please advise the staff how you determined that an opinion that ceases to be valid based upon some future event (in this case that 40% of the merger consideration must be in the form of Kentucky First stock) meets the requirement of Item 601(b)(8). It appears that the opinion does not tell the shareholders, at the time that they make either a voting or an election decision, what their tax treatment will be. Also, please advise the staff regarding any notice that you will provide to your shareholders in the event that the opinion ceases to be valid. Will they receive an opportunity to change their election in the event that the stock portion is determined to be subject to taxation? We may have further comment based upon your response.

Merger Proxy of Frankfort First Bancorp.

General Comments on the Proxy
73. Where appropriate, please make conforming changes to this document based upon the comments above.


Cover Page of Proxy
74. Revise the disclosure on this page to place the merger consideration in context by including the trading price of Frankfort
First`s shares prior to the merger announcement.
Questions and Answers about the Merger - page 1
75. You currently repeat a lot of information in both your Q&A and Summary section. The Q&A should not repeat any information that appears in the Summary and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and Summary section as one section. Also, if you choose to retain the Q&A format, please limit your Q&A to two pages. Typically, the
Q&A section focuses on procedural issues such as: What do I do now?
Street name/ Broker voting, When do I send my stock certificates?
and
Who can help answer questions? Substantive issues are usually presented in the Summary section.

What are the federal income tax consequences of the merger to me?
76. Please revise this subsection to state clearly what the tax consequences of the merger would be for Frankfort First`s shareholders. The reference to the 40% ownership requirement places the investor in a position to have to determine what the tax consequences are. Using the basic requirements of the merger agreement, state when and if Frankfort First shareholders will be taxed.

Summary - page 6
77. Please consider moving the discussions of the merger transactions and the general discussion of the conversion ahead of the descriptions of each of the entities involved.

Interests of Frankfort First Directors and Officers in the Merger
-
page 12
78. Revise the heading of this risk factor so that it more clearly describes the accompanying text. Consider "Financial Interests of Frankfort First`s Officers and Directors in the merger."
79. Please provide a table summarizing the value of the stock options, aggregate change in the annual compensation under any new employment agreements and the estimated benefits of the benefits payable under the employment agreements and change-in-control agreements, assuming a triggering event as of a recent date.


Risk Factors - page 21
The consideration Which You Receive May Be Taxable - page 21
80. Revise this risk factor to clarify that the total number of shares that elect to receive Kentucky First shares must be more than
40% of the total consideration provided to Frankfort First shareholder, or else the Frankfort First shareholders who receive stock consideration in the merger would have tax liability to the extent that the merger consideration exceeds their basis in their Frankfort First shares.
81. Revise the heading of this risk factor to clarify that even if a shareholder elects to receive stock, they might be subject to taxation.

Proposal 1: Election of Directors - page 33
82. Revise this section to clarify that if the merger is approved and consummated, these directors will become part of the board of First
Federal of Frankfort.

Executive Compensation - page 36
83. The discussion of Mr. Jennings`s employment agreement in the Proxy appears to differ from the discussion included in the Registration Statement. It appears that in the Registration Statement, Mr. Jennings will receive $100,000 instead of $80,000 in base salary. Do the amounts in the registration statement represent a post-merger pay increase? If the merger fails to gain approval or is otherwise terminated, will Mr. Jennings revert to the $80,000 payment mentioned in the proxy? Please revise both documents to clarify this apparent inconsistency.

Proposal 2:  Approval and Adoption of the Merger Agreement - page
45

Material Federal Income Tax Consequences of the Merger - page 50
84. We note that your Counsel, Muldoon Murphy Faucette and Aguggia LLP, has qualified its opinion upon the fact that 40% of the overall value received by Frankfort Federal`s shareholders must be in the form of stock of Kentucky First. We also note that in the event that stock consideration falls below 40% of the total value, Muldoon Murphy states that the opinion is not valid and it becomes likely that Frankfort First`s shareholders who receive stock will have tax liability. Please advise the staff of the following:
* The analysis that supports an opinion that the merger will qualify at a 368(a) tax free reorganization where the stock portion of the consideration will be 40%.
* The number of shares of Kentucky First that Frankfort First shareholders must receive in order for the 40% hurdle to be met.


Background of the Merger - page 52
85. Move this section so that it appears at the beginning of this proposal.
86. Revise this section to include information as to the development of the merger plan on the part of First Federal of Hazard and Kentucky First.
87. Please advise the staff which party Muldoon Murphy Faucette & Aguggia represented during the May 11, May 21, and June 10 meetings.
88. Revise this section to provide additional detail regarding the other strategic alternatives that management considered before recommending the merger. We note your reference to these alternatives on page 54.

Recommendation of the Frankfort First Board; Frankfort First`s Reasons for the Merger - page 53
89. Please clarify how the termination fee affected the Boards decision to recommend the merger. Similarly, please clarify how the fact that Kentucky First will have a low return on equity affected the decision to recommend the merger.

Opinion of Frankfort First`s Financial Advisor - page 55
90. Please provide for staff review all materials, including drafts, prepared by Howe Barnes Investments and provided to the board or its representatives. Provide all transcripts, summaries and video presentation materials.
91. Please include a comprehensive table at the beginning of the financial advisor`s opinion section that compares the instant transaction values (multiples, percentages, per share or dollar values) with the range developed by each material valuation methodology employed by Howe Barnes Investments in reaching its fairness conclusion.
92. Provide the staff with all projections or forecasts provided to
Howe Barnes by First Federal of Hazard.
93. Please clarify the third from last paragraph in this section to clarify whether any analysis that Howe Barnes conducted failed to support the ultimate determination that the merger consideration was fair to Frankfort First`s shareholders from a financial point of view.
94. Revise the second to last paragraph to identify all material assumptions that were not described in this section.

Comparable Transaction Analysis - page 57
95. Please revise this portion to identify the peer group transactions.

Pro Forma Merger Analysis - page 58
96. Revise this section to note whether Howe Barnes calculated whether the merger would be accretive to Frankfort First`s shareholders on an earning and book value basis. If Howe Barnes did calculate the pro forma effect of the merger on Frankfort First per share results, please include those results.

Form 10-KSB of Frankfort First Bancorp, Inc. for the fiscal year ended June 30, 2004

97. Please file an amendment to your Form 10-KSB for the year ended
June 30, 2004 to address the above comments, as applicable.


*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heidi Berg, Staff Accountant, at (202) 824-
5463
or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor,
Staff Attorney, at (202) 942-1974 or me at (202) 942-1779 any
other
questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (202) 966-9409
Gary R. Bronstein, Esquire
Joel E. Rappoport, Esquire
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 362-0840
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Kentucky First Federal Bancorp
Tony D. Whitaker, CEO
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